

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



50863



04021068

March 19, 2004

Rachel E. Kosmal
Senior Attorney
Intel Corporation
2200 Mission College Blvd.
P.O. Box 58119
Santa Clara, CA 95052-8119

Act: 1934
Section:
Rule: 14a-8
Public Availability: 3/19/2004

Re: Intel Corporation

Dear Ms. Kosmal:

This is in regard to your letter dated March 17, 2004 concerning the shareholder proposal submitted by the Southwest Organizing Project, Patrick De Freitas, the Rose Foundation, the Jessie Smith Noyes Foundation, the Benedictine Sisters Charitable Trust, Arwen Bird, Domini Social Investments LLC, Leslie Grace, the Congregation of the Sisters of Charity of the Incarnate Word, Houston, the Solidago Foundation, Inc., Trillium Asset Management Corporation, The Ethical Funds, Inc., the MMA Praxis Mutual Funds, The Mennonite Foundation, the Mennonite Retirement Trust, the MMA Trust Company, and The Needmor Fund for inclusion in Intel's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that Intel therefore withdraws its January 9, 2004 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Grace K. Lee
Special Counsel

cc: Michael Leon Guerrero
Robby Rodriguez
Co-Directors
Southwest Organizing Project
211 10th Street SW
Alburquerque, NM 87102-2919

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

January 9, 2004

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 42376-00006

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Stockholder Proposal of SouthWest Organizing Project et al*
Securities Exchange Act of 1934 — Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, Intel Corporation (the "Company"), to omit from its proxy statement and form of proxy for the Company's 2004 Annual Meeting of Stockholders (collectively, the "2004 Proxy Materials") a stockholder proposal (the "Proposal") received from the proponents identified on Exhibit A to this letter (the "Proponents"). The Proposal requests that the Company "undertake a comprehensive review to study and evaluate how the adoption of Supercritical Carbon Dioxide technology [("SCCO2")] and other new advanced technologies and approaches could result in significantly reduced water consumption and cleaner air, and report to shareholders - within six months." The Proposal specifies that "such a review would include a thorough assessment of the SCCO2 technology, and other technologies and processes and how they could be incorporated into [the Company's] research, development and production processes." The Proposal further requests that the Company "report to investors, and employees and communities surrounding [Company] facilities on the process of continuous assessment and implementation of the SCCO2 technology and others." A copy of the Proposal is attached hereto as Exhibit B.

On behalf of our client, we hereby notify the Division of Corporation Finance of the Company's intention to exclude the Proposal from its 2004 Proxy Materials on the bases set forth below, and we respectfully request that the staff of the Division (the "Staff") concur in our view that the Proposal is excludable pursuant to:

I. Rule 14a-8(i)(10), because the Company has substantially implemented the Proposal;

II. Rule 14a-8(i)(7), because the Proposal deals with matters related to the Company's ordinary business operations; and

III. Rule 14a-8(i)(3), because the Proposal contains false and misleading statements in violation of Rule 14a-9.

In addition, as discussed in part IV below, we believe that certain of the Proponents did not satisfy the requirements of Rule 14a-8.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponents, informing them of the Company's intention to omit the Proposal from the 2004 Proxy Materials. The Company intends to file its definitive 2004 Proxy Materials on or after March 31, 2004. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive materials and form of proxy with the Securities and Exchange Commission.

BACKGROUND

SCCO2 technology is a process that involves exposing carbon dioxide (CO2) to high pressures and heat resulting in a conversion to super critical carbon dioxide. In a super critical phase, the gas becomes liquid but carries some physical properties of both a gas and a liquid. In the semiconductor manufacturing industry, SCCO2 technology has been suggested as having possible application in cleaning residue from silicon wafers. The super critical carbon dioxide would not be used as a cleaning agent by itself, but would be utilized with some form of co-solvent(s) and the silicon wafers would then be exposed to the mixture. In this regard, SCCO2 technology remains in the research and development phase; the Company believes that SCCO2 technology is not presently being used in the process of commercial manufacture of semiconductor wafers anywhere in the world.

ANALYSIS

I. The Proposal May Be Excluded under Rule 14a-8(i)(10) Because the Company Has Substantially Implemented the Proposal.

Already, the Company has undertaken an extensive review of SCCO2 technology to evaluate whether that technology could be implemented in the Company's processes. The Company published the results of its research in a paper that was presented at the Electro Chemical Society meeting in October 2003. In addition, the Company also has set forth its position on a number of issues relating to its evaluation and implementation of SCCO2 technology in a question and answer report. Intel recently has posted copies of both the Intel research paper and its Q&A on SCCO2 technology on the Environmental, Health and Safety section of the Company's web site, at www.intel.com\go\ehs. Both of these documents reflect the Company's conclusion that SCCO2 is not at present sufficiently developed to be implemented in its manufacturing process.[1] However, consistent with the request in the Proposal that the Company engage in "continuous assessment" of SCCO2 and other technologies, the Company's Q&A states, "Intel will continue to study this technology, as we would other potential enabling technologies...." In addition, the Company has informed us that it will furnish these materials upon request to investors, employees, local communities and others who request them, and that it would have conveyed this information to any of the Proponents if the Proponent had communicated their interest in SCCO2 to the Company prior to submitting the Proposal.[2]

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[1] In particular, the Company's conclusion regarding SCCO2 technology, as follows:

> $SCCO_2$-based cleaning is still in its infancy, however, and has yet to find a clear, enabling niche in the semiconductor cleaning space that cannot be fulfilled by current cleaning technologies. The industry will adopt new tool and process changes for enabling solutions when the data, scientific understanding, and safety awareness surrounding the changes support the need for a disruptive technology. The process tools are maturing, but still have obstacles to overcome in order to meet the high-yield requirements of competitive production fabs. For $SCCO_2$ to successfully transition into the semiconductor fab environment, the continuing scientific efforts by academia and industry need to provide additional understanding into this novel application on the fronts of chemistry, materials, and safety.

[2] In fact, on March 27, 2003, a Company representative participated in a public meeting of the Corrale Air Quality Task Force (which is sponsored by the New Mexico State Environmental Department) at which a representative of the Los Alamos National Laboratory discussed its work on a type of SCCO2 technology. The Company's representative participated in a question and answer discussion that was held as part of the presentation.

In addition, the Company conducts extensive on-going research and development in which the Company studies and evaluates existing, emerging and in-research technologies for introduction at multiple and various points in current and future manufacturing technologies. These reviews incorporate a philosophy of "Design for Environment" under which environmental impacts and improvements are considered along with technical advancements. The Company has provided extensive public disclosure regarding its "Design for Environment" approach to researching other advanced technologies and approaches that could address a full range of environmental issues. See, for example:

- ftp://download.intel.com/research/silicon/Jim%20Harrison%20082103.pdf
- ftp://download.intel.com/research/silicon/McManusIDFJapan041702.pdf
- ftp://download.intel.com/research/silicon/McManus%20IDF%20091603.pdf,
- and others at http://www.intel.com/research/silicon/wafers.htm.

Rule 14a-8(i)(10) permits exclusion of a stockholder proposal "if the company has already substantially implemented the proposal." According to the Commission, this provision "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." *See* Exchange Act Release No. 34-12598 (July 7, 1976). Furthermore, a 1998 Release notes that this paragraph merely reflects the interpretation adopted in Exchange Act Release No. 20091 (Aug. 16, 1983) under former Rule 14a-8(c)(10). Pursuant to the 1983 interpretation, the Staff has stated that "a determination that the company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). Consequently, a stockholder proposal does not have to be implemented exactly as proposed; it merely needs to be "substantially implemented."

When a company can demonstrate that it already has taken actions to address each element of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. In this respect, the Proposal is much like the situation addressed in *Exxon Mobil Corp.* (avail. Jan. 24, 2001). In *Exxon Mobil*, the proposal requested that the company review a specific pipeline project, develop criteria for the company's involvement in the project and publish a report on the results of the foregoing actions. There, the company argued that its previous disclosures (made in part in response to an identical proposal that the company had received the previous year) substantially implemented the proposal. Exxon Mobil specifically noted that the proponents' disagreement with the company's decisions regarding the pipeline project did not prevent the prior disclosures from substantially implementing the proposal. The Staff concurred that the proposal could be omitted as substantially implemented. As in the case in *Exxon Mobil*, it is not clear what more the Company could do beyond what it already has accomplished. Specifically, the Company has conducted an extensive scientific evaluation of SCCO2 (and it evaluates other potential technologies), it has reported on its assessment of whether SCCO2 should be implemented into its processes, and it has stated that it will continue to study the technology. Moreover, as noted above, the Company has a well publicized program in place, known as Design for the Environment, which evaluates applicable new technologies for potential environmental improvements. *See also Nordstrom, Inc.* (avail. Feb. 8, 1995) (proposal that the company commit to a code of conduct for its overseas suppliers that was substantially covered by existing company guidelines was excludable as moot). *The Gap, Inc.* (avail. Mar. 8, 1996).

We believe that the actions and disclosures described above, when compared to the actions that the Proposal specifically addresses, demonstrate that the Company has substantially implemented the Proposal. The fact that the Company's conclusion regarding whether SCCO2 technology currently is appropriate for adoption may differ from the view advocated by the Proponents does not mean that the Company has failed to substantially implement the Proposal. *Exxon Mobil Corporation* (avail. Jan. 24, 2001); *E. I. Du Pont de Nemours and Company* (avail. Feb. 14, 1995); *The Boeing Company* (avail. Feb. 7, 1994); *Houston Industries Inc.* (avail. Apr. 21, 1988); *Houston Industries Inc.* (avail. Apr. 10, 1987). Accordingly, we believe that the Proposal may be excluded under Rule 14a-8(i)(10).

II. The Proposal May Be Excluded in Its Entirety Under Rule 14a-8(i)(7) Because the Proposal Involves Matters Relating to the Company's Ordinary Business Operations.

Under Rule 14a-8(i)(7), a company may omit a proposal if it "deals with a matter relating to the company's ordinary business operations." As explained by the Staff in 1998, the ordinary business exclusion under Rule 14a-8(i)(7) rests on two central considerations:

> The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (*e.g.*, significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.
>
> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of

> circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies.

Exchange Act Release No. 40,018 (avail. May 21, 1998) ("The 1998 Release").

The Company believes that the Proposal implicates both of the underlying concerns of the ordinary business rule and thus is excludable.

A. The Proposal Involves Ordinary Business Operations Because It Relates to the Company's Choice of Technologies.

The Proposal requests that the Company review, evaluate and report on how specific technologies may be integrated into the Company's operating activities. Decisions involving a company's choice of technologies are a matter of that company's ordinary business operations.

On numerous occasions the Staff has allowed omission of a proposal under Rule 14a-8(i)(7) because the proposal relates to a company's choice of technologies. For example, in *WPS Resources Corporation* (avail. Feb. 16, 2001) the Staff permitted the exclusion of a stockholder proposal requesting, *inter alia*, that a utility company develop new co-generation facilities and improve energy efficiency. The Staff concurred that the proposal could be excluded on the grounds that the proposal dealt with "ordinary business operations (*i.e.*, the choice of technologies)." Similarly, the Staff concluded in *Union Pacific Corporation* (avail. Dec. 16, 1996) that a stockholder proposal requesting a report on the status of research and development of a new safety system for railroads was excludable because it concerned the development and adaptation of new technology for Union Pacific's operations. The Staff also has allowed exclusion of stockholder proposals regarding the use of specific technologies in the preparation of food products. In *Borden, Inc.* (avail. Jan. 16, 1990), a stockholder requested a report detailing a company's use of food irradiation processes and irradiated food supplies. The Staff stated that the use of irradiated food was related to ordinary business operations because it involved the choice of processes and supplies used in the preparation of the company's products. *See also The Kroger Co.* (avail. Mar. 23, 1992) (permitting exclusion of a proposal regarding the choice of processes and supplies used in the preparation of its products).

The Company is a global, diversified manufacturer of semiconductors and related computer systems. As stated on the Company's website, the Company is committed to achieving high standards of environmental quality and strives to conserve natural resources and reduce the environmental burden of waste generation and emissions to the air, water and land. *See Principles for Responsible Business*, at http://www.intel.com/intel/finance/prin_resp_bus.htm. Such efforts are continuously reshaped by management's evaluation of the availability of new technology and the relative costs and benefits of meeting or exceeding environmental standards and goals. Therefore, the Company's determinations regarding the specific technologies incorporated into its production processes is so fundamental to the Company's day-to-day operations that, in the words of the 1998 Release, management's business determinations about this issue "could not, as a practical matter, be subject to direct shareholder oversight."

Decisions as to which technologies are economically viable for the Company to pursue properly rest with the Company's management and should not be the subject of a stockholder proposal. These decisions involve operational and business matters that require the judgment of experienced management and scientists. Such matters are properly within the purview of management, which has the necessary skills, knowledge and resources to make informed decisions. These issues are inappropriate for decision at the stockholder level.

The Proposal is distinguishable from stockholder proposals that require a company to study the effects of switching from one technology in use by the company to another technology that the company already uses at its other facilities. In *Northern States Power Company* (avail. Dec. 9, 1998), a stockholder proposed that the board commission a study on the economic feasibility of converting a specific power generation plant from nuclear power to natural gas power. The company argued that the proposal would require a comparison of the operating costs of the nuclear power plant to the operating costs of the company's existing natural gas generation facilities. The Staff concluded that the proposal was not excludable under Rule 14a-8(i)(7). *See also Dominion Resources, Inc.* (avail. Mar. 13, 2002) (proposal on switching to solar and wind powered generating facilities).

In contrast to the foregoing proposals, the Proposal would require the Company to address SCCO2 technology and other "new advanced technologies" that are not otherwise currently being used by the Company in its manufacturing process and that no other semiconductor manufacturer in the world currently uses in commercial production. Any determination regarding the substitution of altogether new technologies into the Company's production line will require a highly technical analysis and complex business judgments that are critical to management's ability to run the Company's ordinary business. The process by which the Company selects new technologies is based on a complex analysis of a broad spectrum of scientific, engineering and technical matters that impact the Company's production processes. For example, more research is needed on what other chemicals (co-solvents) must be mixed with SCCO2 to adequately clean semiconductor wafers, and the impact of these co-solvents on the microchip must be evaluated. In addition, the fact that SCCO2 technology requires the use of very high temperature (90° to 160° F) and high pressure (1,000 to 10,000 psi) elements raises a wide variety of concerns. For example, the energy consumption that these new processes would require would need to be evaluated, together with the environmental implications of those higher energy demands. Similarly, because SCCO2 technology requires high-pressure processes that are not currently used in the applicable semiconductor manufacture processes, the industry needs to become familiar with safely using very high pressure tools in high volume semiconductor manufacturing; and more experience must be gained preventing defects with high pressure manufacturing tools. Additionally, the techniques necessary to incorporate this new technology into the Company's manufacturing processes have not been fully developed. Thus, any determination regarding the implementation of SCCO2 and related technologies would be the result of a complicated and dynamic process involving varying degrees of input from numerous Company scientists, technical specialists and business managers. Requiring the Company to consider a highly specific production process and to report on the assessment and implementation of this technology extends deeply into the Company's daily decision-making procedures about complex matters of critical importance to the Company. Such analysis and judgments cannot be supervised efficiently or effectively by stockholders and should not be subject to stockholder oversight.

B. The Proposal Involves Ordinary Business Operations Because It Relates to the Company's Research and Development Efforts.

The Proposal requests that the Company assess how "SCCO2, and other technologies and processes ... could be incorporated into [the Company's] research, development and production processes." The Staff has concurred that a proposal involving a company's research and development operations may be excluded under Rule 14a-8(i)(7) because such proposal relates to ordinary business operations. For example, in *Merck & Co., Inc.* (avail. Jan. 23, 1997) a stockholder submitted a proposal requesting that Merck "study ways to eliminate the use of human fetal tissue obtained from elective abortions in the research, development, and testing of the company's products." Merck sought to exclude the proposal because it involved the company's ordinary business. The Staff permitted the exclusion, noting that that "the proposal is directed at matters relating to the conduct of the Company's ordinary business operations (i.e., product research, development, and testing)." *See also Chrysler Corporation* (avail. Mar. 3, 1988) (allowing exclusion of a proposal requesting study of the status of electrical vehicle designs on the grounds that the proposal involved the "conduct of the Company's ordinary business operations (i.e. determining to engage in product research and development"); *Arizona Public Service Company* (avail. Feb. 27, 1984) (allowing exclusion of a proposal seeking to place a moratorium on funding research and development activities outside of Arizona).

The Staff has concurred that such proposals are excludable even when they seek to address general environmental or pollution concerns. For example, in *Carolina Power & Light Co.* (avail. Mar. 30, 1988), the Staff concurred that a proposal seeking a report providing the best factual and scientific information available on the company's pollution control activities, including technologies and practices used or under consideration by the company, was excludable because it dealt with a matter related to the conduct of the company's ordinary business operations, including compliance with regulations relating to the environmental impact of power plant emissions. *See also Pacific Telesis Group* (avail. Feb. 21, 1990) (granting no-action relief where environmental proposal required certain detailed steps with respect to operating matters).

The Proposal directly implicates the Company's research and development efforts because it would require the Company to analyze the possible integration of one or more new technical systems into its research and production processes. By requiring a "continuous assessment and implementation" of such systems, the Proposal also would cause persistent interference in the Company's programs to develop new products. Therefore, the Proposal is excludable because it deals with the Company's ordinary business operations.

C. The Proposal Involves Ordinary Business Operations Because It Micro-Manages the Company's Activities.

The thrust of the Proposal requests the evaluation of a specific technology – SCCO2 – and the issuance of reports on the assessment and implementation of this specific technology in the Company's daily operations. Consistent with the principles outlined in the 1998 Release, the Staff consistently permits the exclusion of stockholder proposals that go beyond addressing a policy issue and instead attempt to micro-manage a particular aspect of a company's activities. As discussed in more detail below, the Staff has recognized micro-management as a separate basis for exclusion under Rule 14a-8(i)(7) in a variety of contexts that touched on significant policy issues, including in the context of corporate policies on environmental issues, when the proposal mandates adoption of specific technological goals. Thus, although the Proposal refers generally to the goals of promoting reduced water consumption and cleaner air, we believe the Proposal should be excluded because it impermissibly seeks to micro-manage the Company's ordinary business operations in contravention of Rule 14a-8(i)(7) by mandating that the Company pursue one specific technology – SCCO2.[3]

For example, this distinction is evident where the Staff has concurred that a company may exclude proposals that go beyond a particular policy issue and interfere with a company's ability to make complex judgments by mandating adoption of technologies that satisfy specific technological goals, essentially micro-managing a company. For example, in *Exxon Mobil Corp.* (avail. Mar. 27, 2003), the Staff concurred that the company could exclude a proposal that would have required the company to pursue all energy efficiency projects that satisfied a certain "payback" standard described in the proposal. In *Duke Energy Corporation* (avail. Feb. 16, 2001), the Staff permitted the exclusion of a proposal recommending that a company take the necessary steps to reduce nitrogen oxide emissions to levels specified in the proposal. Duke

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[3] Although the Proposal also addresses researching other technologies, the Staff has consistently held that a proposal can be excluded under Rule 14a-8(i)(7) if any part of the proposal relates to a company's ordinary business. Here, the fact that the Proposal requires the Company to pursue a specific technology, SCCO2, permits exclusion of the whole proposal.

Energy argued that "the specific strategies of a pollution program are properly within the purview of management, which has the necessary capability and knowledge to evaluate the particular facts and circumstances of its business operations and take appropriate action." The Staff concurred that the proposal could be excluded under Rule 14a-8(i)(7) as relating to Duke Energy's ordinary business operations. *See also E.I. du Pont de Nemours* (avail. Feb. 13, 1990) (granting no-action relief where an environmental proposal required the implementation of specific reclamation and monitoring procedures in the conduct of uranium milling and disposal activities).

We are aware of instances in which stockholder proposals addressed concerns regarding the environmental impact of a company's use of a particular manufacturing process or ingredient, and the Staff did not concur that the proposal could be excluded under Rule 14a-8(i)(7). In *Baxter International Inc.* (avail. Mar. 1, 1999), for example, the Staff refused to permit the exclusion under Rule 14a-8(i)(7) of a proposal requesting the adoption of a policy phasing out the production of medical supplies containing plasticized polyvinyl chloride or phthalate. *See also Maxxam Inc.* (avail. Mar. 26, 1998) (proposal seeking to end a timber company's operations that involve cutting, damaging, removing or milling old-growth redwood trees addresses "a major ecological and environmental matter" and therefore was not excludable under Rule 14a-8(i)(7)); *Time Warner Inc.* (avail. Feb. 19, 1997) (proposal to convert to the use of chlorine-free paper in the publication of a magazine was not excludable under Rule 14a-8(i)(7)). These proposals involve requests that the company either eliminate or reduce the use of particular production processes, or that the company evaluate or issue a report on its plans to phase out such processes. The Proposal, in contrast, advocates the evaluation and implementation of a specific new technology (SCCO2). The identification and selection of new production technologies is fundamental to management's ability to operate a company on a daily basis. Thus, the Company believes these other no-action letters are distinguishable from the Proposal.

Because the Proposal would micro-manage the Company's decisions regarding certain aspects of its day-to-day operations, the Proposal may be excluded under the second prong of the Staff's analysis under Rule 14a-8(i)(7).

D. The Proposal Is Excludable Because It Requests a Report on Ordinary Business Matters.

The Staff has taken the position that a proposal requesting the dissemination of a report does not prevent omission of the proposal under Rule 14a-8(i)(7) if the substance of the report is within the ordinary business of the issuer. *See* Release No. 34-20091 (Aug. 16, 1983). In addition, the Staff recently confirmed that "where the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business ... it may be excluded under Rule 14a-8(i)(7)." *Johnson Controls, Inc.* (avail. Oct. 26, 1999). In accordance with the precedent cited above, the Company should be permitted to exclude the entire Proposal from its 2004 Proxy Materials because it deals with matters related to ordinary business operations in contravention of Rule 14a-8(i)(7).

III. The Proposal Should Be Excluded or Revised under Rule 14a-8(i)(3) Because the Proposal Contains False and Misleading Statements in Violation of Rule 14a-9.

A stockholder proposal may be excluded under Rule 14a-8(i)(3) where it is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." We believe that this basis of exclusion applies to the Proposal because the Proposal contains false and misleading statements in violation of Rule 14a-9.

Certain statements in the Proposal are problematic under Rule 14a-9. In particular, the Proposal creates the false impression that adoption of SCCO2 technology could reduce Intel's water consumption by as much as 90%. The second paragraph of the Proposal's supporting statement states, "And whereas Intel Corporation uses millions of gallons of water per day...." The third paragraph states, "(SCCO2) technology ... could reduce current water consumption ... by as much as 90%..." When read together, the second and third paragraphs of the Proposal imply incorrectly that the implementation of SCCO2 by the Company could reduce Intel's total water consumption by 90%. However, these two statements omit information that is necessary to make them not misleading. Specifically, the Proponents fail to disclose that SCCO2 technology is not adaptable to all of the steps in the semiconductor wafer manufacturing process that require water. The processes where SCCO2 is potentially applicable account for well less than 90% of the total water consumption required in the wafer manufacturing process. Thus, even if SCCO2 technology completely eliminated the need for water in processes where it may potentially be applied, Intel's water consummation could not be reduced by 90%.

For the foregoing reason, the Proposal should be omitted pursuant to Rule 14a-8(i)(3) because it contains unsubstantiated, false and misleading statements that violate Rule 14a-9. In the alternative, even if the Staff concludes that the Proposal is not properly excludable under Rule 14a-8(i)(7), (i)(10) or (i)(3), we believe that the Staff should require the Proponents to make the revisions necessary to bring the Proposal within the requirements of the proxy rules. In the event that the Staff permits the Proponents to make the substantial revisions necessary to bring the Proposal within the requirements of Rule 14a-9, we respectfully request explicit confirmation from the Staff that such revisions are subject to complete exclusion by the Company if they will cause the Proposal to exceed the 500 word limitation set forth in Rule 14a-8(d).

IV. Certain Proponents Failed to Satisfy Rule 14a-8.

The Company believes that it may exclude Mennonite Mutual Aid and The Needmor Fund (the "Ineligible Co-Proponents") as co-proponents of the Proposal under Rule 14a-8(f)(1) because the Ineligible Co-Proponents did not substantiate their eligibility to submit the Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a stockholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the stockholder submits] the proposal." The Company received the Proposal from each of the Ineligible Co-Proponents individually December 4, 2003. *See* Exhibit C. The Ineligible Co-Proponents did not appear on the records of Intel's stock transfer agent as stockholders of record. The Ineligible Co-Proponents did not include evidence demonstrating that they satisfied Rule 14a-8(b) with their letters to Intel accompanying the Proposal. Accordingly, in individual letters dated December 8, 2003, which were sent within 14 days of Intel's receipt of the Proposal, Intel informed the Ineligible Co-Proponents individually of the requirements of Rule 14a-8(b), stated the type of documents that constitute sufficient proof of eligibility, and indicated that their response had to be postmarked within 14 days of their receipt of Intel's letter. *See* Exhibit D. Intel's December 8, 2003, letters were sent to the Ineligible Co-Proponents via overnight delivery, and Intel has confirmation from the courier company that they received the letters on December 9, 2003, respectively. *See* Exhibit E. Intel has never received any evidence of the continuous beneficial ownership of Intel stock from Mennonite Mutual Aid and The Needmor Fund.

Rule 14a-8(f) provides that a company may exclude a stockholder proposal if the proponent fails to provide evidence that he has satisfied the beneficial ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time. Intel satisfied its obligation under Rule 14a-8 through its December 8, 2003, letters to the Ineligible Co-Proponents, which clearly stated:

- the ownership requirements of Rule 14a-8(b)(1),
- the type of documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b)(2)(i) and (ii), and
- that the response of the Ineligible Co-Proponents had to be postmarked within 14 days after their receipt of Intel's letter.

On numerous occasions, the Staff has taken a no-action position concerning a company's omission of stockholder proposals based on a proponent's failure to provide evidence of eligibility under Rules 14a-8(b) and (f)(1). *See Motorola, Inc.* (avail. Sept. 28, 2001); *Target Corp.* (avail. Mar. 12, 2001); *Saks Inc.* (avail. Feb. 9, 2001); *Johnson & Johnson* (avail. Jan. 11, 2001). The Staff has extended a proponent's correction period beyond 14 days upon finding deficiencies in the company's communication. *See, e.g., Sysco Corp.* (avail. Aug. 10, 2001); *General Motors Corp.* (avail. April 3, 2001) (extending the correction period because the company's notice did not adequately describe the documentation required under Rule 14a-8(b)). In the present case, we do not believe that an extension of the response period is warranted because Intel's December 8, 2003, letters notifying the Ineligible Co-Proponents of the need to present satisfactory evidence supporting beneficial ownership of Intel's stock fully complied with the requirements of Rule 14a-8(f)(1): (1) Intel furnished the Ineligible Co-Proponents with all relevant information (including the requirements for eligibility, the required documentation and the deadline for response) in the notice of deficiency; and (2) provided the notice in a timely fashion. Accordingly, we believe that the Company may exclude the Ineligible Co-Proponents as co-proponents of the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1).

* * *

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (202) 955-8671, or Rachel Kosmal at (423) 765-2283, if we can be of any further assistance in this matter.

Sincerely,

Ronald O. Mueller

Attachments

cc: Rachel Kosmal, Intel Corporation
Robby Rodriguez, SouthWest Organizing Project

70272052_1.DOC

EXHIBIT A

LIST OF PROPONENTS

1. SouthWest Organizing Project
   Attn: Michael Leon Guerrero
   211 10th St. S.W.
   Albuquerque, NM 87102-2919

2. Patrick De Freitas
   1117 East 600 South
   Salt Lake City, UT 84102

3. The Rose Foundation
   Attn: Jill Ratner, President
   6008 College Ave., Suite 10
   Oakland, CA 94618

4. Jessie Smith Noyes Foundation
   Attn: Victor De Luca, President
   Six East 39th St., 12th Fl.
   New York, NY 10016

5. The Benedictine Sisters Charitable Trust
   Sr. Susan Mika, Corporate Responsibility Program
   285 Oblate Dr.
   San Antonio, TX 78213

6. Arlene Bird
   Represented by Jim Madden
   Portfolio Manager
   Progressive Investment Management
   721 N.W. 9th Ave.
   Suite 250
   Portland, OR 97209

7. Domini Social Investments
   Attn: Adam Kanzer, General Counsel and Director of Shareholder Advocacy
   536 Broadway, 7th Floor
   New York, NY 10012-3915

8. Leslie Grace
   Attn: Bruce T. Herbert, President
   Newground Investment Services
   1326 N. 76th St., Ste. 100

Seattle, WA 98103

9. Congregation of the Sisters of Charity of the Incarnate Word
Attn: Sr. Lillian Anne Healy, Director of Corporate Responsibility
6510 Lawndale
Houston, TX 77223-0969

10. Solidago Foundation, W. David Rosenmiller
Attn: Michael Lent, Financial Advisor
Progressive Asset Management
150 Broadway, Suite 1813
New York, NY 10038

11. Mary DuPree
Attn: Steve Lippman, Senior Social Research Analyst
Trillium Asset Management
4233 Thackeray Place NE, #A
Seattle, WA 98105

12. Jamie Moran
Attn: Steve Lippman, Senior Social Research Analyst
Trillium Asset Management
4233 Thackeray Place NE, #A
Seattle, WA 98105

13. Ethical Funds Inc.
1441 Creekside Dr., 8th Floor
Vancouver, BC V6J4S7
Canada

INELIGIBLE PROPONENTS

Mennonite Mutual Aid
Attn: Mark A. Regier
1110 North Main St.
Goshen, IN 45627

The Needmor Fund
Attn: Daniel S. Stranahan, Chairman, Finance Committee
1270 N. Wolcott
Chicago, IL 60622

EXHIBIT B



SOUTHWEST ORGANIZING PROJECT

23 Years in the Movement for Justice!

211 10th Street SW
Alburquerque, NM 87102-2919
Telephone: (505) 247-8832
Fax: (505) 247-9972
Email: swop@swop.net
Web Page: www.swop.net

November 25, 2003

Mr. Craig Barrett
Chief Executive Officer
Intel Corporation
2200 Mission College Boulevard
Santa Clara, CA 95052-8119

Dear Mr. Barrett:

The SouthWest Organizing Project holds 68.2 shares of Intel Corporation stock. We are a community-based membership organization located in Albuquerque, New Mexico whose mission is to empower communities to realize racial and gender equality, and social and economic justice. For the past decade we have developed a relationship with Intel Corporation, encouraging greater transparency and accountability to communities neighboring the Intel factories on water, health, and environmental issues.

We are submitting the enclosed shareholder proposal for inclusion in the 2004 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above-mentioned number of Intel shares.

The resolution calls for Intel Corporation to undertake a study to analyze the feasibility of incorporating Supercritical Carbon Dioxide technology into the company's wafer fabrication process. This new, promising development could lead to major reductions in hazardous chemical and water use.

We have been a shareholder for more than one year and verification of our ownership is available upon request. We will continue to be an investor through the stockholder meeting. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

SWOP looks forward to dialogue on this issue and seeks a mutually agreeable solution with Intel. We will be joined by a number of other co-filers in this petition and will be glad to coordinate dialogue through our office.

Please copy correspondence to either of us at SouthWest Organizing Project. We look forward to your response.

Sincerely,

Michael Leon Guerrero
SouthWest Organizing Project

Robby Rodriguez
SouthWest Organizing Project

Resolution Urging Intel Corporation to Review Its Production Processes to Protect Health and the Environment, Especially Water

1. Whereas we face a global environmental crisis, where many communities throughout the world are facing challenges obtaining safe drinking water supplies due to contamination and increasing use of potable water resources, and where clean air is necessary for the health and sustainability of all communities, and in addition synthetic chemicals are contributing to the destruction of the ozone layer, poisoning of food supplies, and increasing levels of life threatening ailments among human and animal populations,

2. And whereas **Intel Corporation uses millions of gallons of water per day and hundreds of tons of hazardous chemicals in each of its semiconductor manufacturing facilities, and because Intel Corporation is the largest semiconductor manufacturing company, controlling up to 80% of the global semiconductor market**, and because it is recognized as the industry leader in the semiconductor field, it can influence manufacturing and environmental practices throughout the industry,

3. And whereas Los Alamos National Laboratory (LANL) and other research teams have developed a semiconductor cleaning process for the industry which uses Supercritical Carbon Dioxide (SCCO2) technology that could reduce current water consumption and airborne emissions by as much as 90% thus saving billions of gallons of water for communities throughout the world annually, as well as prevent thousands of tons of extremely harmful chemicals from being released into the environment,

4. And whereas the SCCO2 technology offers a unique and creative solution for the integrated circuit industry such that a LANL research team was awarded the 2002 Presidential Green Chemistry Challenge which recognizes the development of a new and cost effective, environmentally friendly technology that could enable the global integrated circuit industry to achieve its goal of producing increasingly higher-density microchips,

5. Therefore be it resolved that shareholders request Intel Corporation to undertake a comprehensive review to study and evaluate how the adoption of Supercritical Carbon Dioxide technology and other new advanced technologies and approaches could result in significantly reduced water consumption and cleaner air, and report to shareholders - within six months -such a review would include a thorough assessment of the SCCO2 technology, and other technologies and processes and how they could be incorporated into Intel's research, development and production processes.

Be it further resolved that Intel will report to investors, and Intel employees and communities surrounding Intel facilities on the process of continuous assessment and implementation of the SCCO2 technology and others.

EXHIBIT C

RECEIVED
DEC 4 2003

DANIEL STRANAHAN
CHAIRMAN, FINANCE COMMITTEE
THE NEEDMOR FUND
1270 NORTH WOLCOTT STREET
CHICAGO, IL 60622

November 26, 2003

Mr. Cary I. Klafter
Corporate Secretary
Intel Corporation
2200 Messim College Boulevard
Mail Stop SC4-203
Santa Clara, CA 95052-8119

Dear Ms. Klafter:

The Needmor Fund appreciates the real advances to our society that have been gained through the computer and hi-tech industries. Indeed, it is because of this, and because of Intel's position at the most forward edge of this industry, that we expect our company also to lead its peers in the advancement of safe and sustainable manufacturing processes.

We believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term. The health of Intel Corporation's employees, and the health of the environment in which both they and the company itself must prosper is a key integral to Intel Corporation's success. It is for these reasons that we urge Intel Corporation to adopt the following resolution, and to consider seriously the alternatives outlined within it for the advancement of safer and more sustainable standards of semiconductor manufacture.

The Needmor Foundation holds 2,500 shares of Intel Corporation stock. Therefore, we are submitting the enclosed shareholder proposal as a cosponsor with SouthWest Organizing Project (SWOP) and Walden Asset Management for inclusion in the 2004 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of Intel Corporation shares.

We have been a shareholder for more than one year and will provide verification of our ownership position upon request. We will continue to invest in at least the requisite number of shares for proxy resolutions through the stockholders' meeting. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC rules.

Sincerely,

Daniel A. Stranahan

c.c. Craig R. Barrett, CEO, Intel Corporation

Resolution Urging Intel Corporation to Review Its Production Processes to Protect Health and the Environment, Especially Water

1. Whereas we face a global environmental crisis, where many communities throughout the world are facing challenges obtaining safe drinking water supplies due to contamination and increasing use of potable water resources, and where clean air is necessary for the health and sustainability of all communities, and in addition synthetic chemicals are contributing to the destruction of the ozone layer, poisoning of food supplies, and increasing levels of life threatening ailments among human and animal populations,

2. And whereas **Intel Corporation uses millions of gallons of water per day and thousands of tons of hazardous chemicals in each of its semiconductor manufacturing facilities, and because Intel Corporation is the largest semiconductor manufacturing company, controlling up to 80% of the global semiconductor market, and because** it is recognized as the industry leader in the semiconductor field, it can influence manufacturing and environmental practices throughout the industry,

3. And whereas Los Alamos National Laboratory (LANL) *and other research teams have developed a semiconductor* cleaning process for the industry which uses Supercritical Carbon Dioxide (SCCO2) technology that could reduce current water consumption and airborne emissions by as much as 90% thus saving billions of gallons of water for communities throughout the world annually, as well as *prevent thousands of tons of extremely harmful chemicals from being released* into the environment,

4. And whereas the SCCO2 technology offers a unique and creative solution for the integrated circuit industry such that a LANL research team was awarded the 2002 Presidential Green Chemistry Challenge which recognizes the development of a new and cost effective, environmentally friendly technology that could enable the global integrated circuit industry to achieve its goal of producing increasingly higher-density microchips.

5. **Therefore be it resolved** that shareholders request Intel Corporation to undertake a comprehensive review to study and evaluate how the adoption of *Supercritical Carbon Dioxide* technology and other new advanced technologies and approaches could result in significantly reduced water consumption and cleaner air, and report to shareholders - within six months - such a review would include a thorough assessment of the SCCO2 technology, and other technologies and *processes and how they could be incorporated* into Intel's research, development and production processes.

Be it further resolved that Intel will report to investors, and Intel employees and communities surrounding Intel facilities on the process of continuous assessment and implementation of the SCCO2 *technology and others.*



MMA®

Stewardship Solutions

1110 North Main Street
Post Office Box 483
Goshen, IN 46527

Toll-free: (800) 348-7468
Telephone: (574) 533-9511
www.mma-online.org

December 4, 2003

Cary I. Klafter
Corporate Secretary
Intel Corporation
M/S SC4-203
2200 Mission College Boulevard
Santa Clara, CA 95052-8119

Dear Mr. Klafter:

I am writing to you on behalf of the MMA Praxis Mutual Funds, The Mennonite Foundation, Mennonite Retirement Trust, and the MMA Trust Company, all current shareholders in Intel Corporation. Collectively MMA-related entities own over 259,000 shares of Intel stock. Verification of our ownership and a hard copy of this filing will follow under separate cover. We have held more than $2,000 worth of Intel stock for greater than one year, and will maintain ownership of the required number of shares through the date of the next stockholder's annual meeting.

We submit the enclosed shareholder proposal—seeking an environmental review of our Company's current production processes---for inclusion in the 2004 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934 (the "Act"). We understand that a number of Intel shareholders will be submitting this proposal. Therefore, we are not submitting a separate proposal but are co-sponsoring this resolution with these groups. The SouthWest Organizing Project has been designated the lead filer and primary contact on this resolution. I would appreciate receiving copies of any correspondence relating to this resolution as well. A representative of the filers will attend the stockholders' meeting to move the resolution as required.

We believe that this proposal is in the best, long-term interest of Intel and its shareholders. We look forward to the opportunity to meet with Intel representatives to discuss these concerns.

Sincerely,

Mark A. Regier
Mark A. Regier
Stewardship Investing Services Manager

Cc: John L. Liechty, Senior Vice President, MMA Financial Services
Michael Leon Guerrero/Robby Rodriguez, SouthWest Organizing Project

Resolution Urging Intel Corporation to Review Its Production Processes to Protect Health and the Environment, Especially Water

1. Whereas we face a global environmental crisis, where many communities throughout the world are facing challenges obtaining safe drinking water supplies due to contamination and increasing use of potable water resources, and where clean air is necessary for the health and sustainability of all communities, and in addition synthetic chemicals are contributing to the destruction of the ozone layer, poisoning of food supplies, and increasing levels of life threatening ailments among human and animal populations,

2. And whereas **Intel Corporation uses millions of gallons of water per day and thousands of tons of hazardous chemicals in each of its semiconductor manufacturing facilities, and because Intel Corporation is the largest semiconductor manufacturing company, controlling up to 80% of the global semiconductor market**, and because it is recognized as the industry leader in the semiconductor field, it can influence manufacturing and environmental practices throughout the industry,

3. And whereas Los Alamos National Laboratory (LANL) and other research teams have developed a semiconductor cleaning process for the industry which uses Supercritical Carbon Dioxide (SCCO2) technology that could reduce current water consumption and airborne emissions by as much as 90% thus saving billions of gallons of water for communities throughout the world annually, as well as prevent thousands of tons of extremely harmful chemicals from being released into the environment,

4. And whereas the SCCO2 technology offers a unique and creative solution for the integrated circuit industry such that a LANL research team was awarded the 2002 Presidential Green Chemistry Challenge which recognizes the development of a new and cost effective, environmentally friendly technology that could enable the global integrated circuit industry to achieve its goal of producing increasingly higher-density microchips,

5. **Therefore be it resolved** that shareholders request Intel Corporation to undertake a comprehensive review to study and evaluate how the adoption of Supercritical Carbon Dioxide technology and other new advanced technologies and approaches could result in significantly reduced water consumption and cleaner air, and report to shareholders - within six months -such a review would include a thorough assessment of the SCCO2 technology, and other technologies and processes and how they could be incorporated into Intel's research, development and production processes.

Be it further resolved that Intel will report to investors, and Intel employees and communities surrounding Intel facilities on the process of continuous assessment and implementation of the SCCO2 technology and others.

EXHIBIT D

Intel Corporation
2200 Mission College Blvd.
P.O. Box 58119
Santa Clara, CA 95052-8119
(408) 765-8080
www.intel.com


COPY


intel

December 8, 2003

VIA FEDERAL EXPRESS

Daniel S. Stranahan
Chairman, Finance Committee
The Needmor Fund
1270 N. Wolcott St.
Chicago, IL 60622

Re: The Needmor Fund stockholder proposal

Dear Mr. Stranahan:

On December 4, 2003, we received your letter dated November 26, 2003 which included a stockholder proposal submitted on behalf of The Needmor Fund. Pursuant to Rule 14a-8(b) under the Securities Exchange Act of 1934, please provide proof to us that the fund continuously owned at least $2,000 in market value, or 1%, of Intel's common stock that would be entitled to be voted on the fund's proposal for at least one year by the date the fund submitted the proposal. Your letter contains the fund's written statement that it intends to continue ownership of the shares through the date of our 2004 annual meeting, so we will need only the following additional proof of ownership:

- A written statement from the "record" holder of the fund's shares verifying that, at the time the fund submitted its proposal, the fund continuously held the shares for at least one year.

- If the fund has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting its ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in its ownership level.

Your response to this letter must be postmarked no later than 14 days from the date you receive this letter. For your convenience, please find enclosed a copy of Rule 14a-8.

Sincerely,

Rachel E. Kosmal
Senior Attorney

Intel Corporation
2200 Mission College Blvd.
P.O. Box 58119
Santa Clara, CA 95052-8119
(408) 765-8080
www.intel.com


COPY


intel

December 8, 2003

VIA FEDERAL EXPRESS

Mark A. Regier
Stewardship Investing Services Manager
MMA Stewardship Solutions
1110 North Main St.
Goshen, IN 46527

Re: MMA Entities stockholder proposal

Dear Mr. Regier:

On December 4, 2003, we received your letter dated December 4, 2003 which included a stockholder proposal submitted on behalf of the MMA-related entities named in your letter. Pursuant to Rule 14a-8(b) under the Securities Exchange Act of 1934, please provide proof to us that the entities continuously owned at least $2,000 in market value, or 1%, of Intel's common stock that would be entitled to be voted on the entities' proposal for at least one year by the date the entities submitted the proposal. Your letter contains the entities' written statement that they intend to continue ownership of the shares through the date of our 2004 annual meeting, so we will need only the following additional proof of ownership:

- A written statement from the "record" holder of the entities' shares verifying that, at the time the entities submitted their proposal, the entities continuously held the shares for at least one year.

- If the entities have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting its ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in its ownership level.

Your response to this letter must be postmarked no later than 14 days from the date you receive this letter. For your convenience, please find enclosed a copy of Rule 14a-8.

Sincerely,

Rachel E. Kosmal
Senior Attorney

EXHIBIT E

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Signed for by	D.STRANAHAN	**Service type**	Priority Envelope
Ship date	Dec 8, 2003		
Delivery date/Time	Dec 9, 2003 10:02 am		

Date/Time		Status	Location	Comments
Dec 9, 2003	10:02 am	**Delivered**	CHICAGO IL	

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Tracking number	839135250308	**Delivery location**	GOSHEN IN
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SOCIAL INVESTMENTS LLC

The Way You Invest Matters℠

March 2, 2004

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
Attn: Grace Lee

Fax: (202) 942-9525

Re: Stockholder Proposal of the SouthWest Organizing Project et. al.

Ladies and Gentlemen:

As you are aware, the SouthWest Organizing Project (SWOP) is withdrawing its resolution to Intel Corporation regarding "Supercritical Carbon Dioxide Technology." As a co-filer of the resolution, we are also withdrawing the proposal. Intel has demonstrated a willingness to discuss the issues raised in the resolution with shareholders and the community surrounding its New Mexico facilities.

Sincerely,

Adam Kanzer
General Counsel and Director of Shareholder Advocacy

Cc:

Michael Leon Guerrero, Southwest Organizing Project
Robby Rodriguez, Southwest Organizing Project
Dave Stangis, Intel Corporation
Steve Lippman, Trillium Asset Management/Mary Dupree/Jamie Moran
Patrick De Freitas
Jill Ratner, The Rose Foundation
Vic de Luca, Jessie Smith Noyes Foundation
Jim Madden, Progressive Investment Management/Arlene Bird
Sr. Lillian Anne Healy, Congregation/Sisters of Charity of the Incarnate Word
Sr. Susan Mika, Benedictine Sisters Charitable Trust



Bruce T. Herbert/Leslie Grace, Newground Investment Services
Michael Lent, David Rosenmiller, Solidago Foundation
Robert Walker, Ethical Funds
Mark Regier, Mennonite Retirement Trust
Daniel Stranahan, The Needmor Fund



SOUTHWEST ORGANIZING PROJECT

24 Years in the Movement for Justice!

211 10th Street SW
Alburquerque, NM 87102-2919
Telephone: (505) 247-8832
Fax: (505) 247-9972
Email: swop@swop.net
Web Page: www.swop.net

March 2, 2004

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Re: Stockholder Proposal of the SouthWest Organizing Project e al Securities Exchange Act of 1934 – Rule 14a-8

To Whom It May Concern:

This letter is to inform you that the SouthWest Organizing Project is withdrawing the attached resolution to Intel Corporation regarding "Supercritical Carbon Dioxide Technology." Intel has demonstrated a willingness to discuss these issues with the community surrounding its Rio Rancho facilities in New Mexico, and to provide additional information as requested.

Intel's Environmental Health and Safety Principles uphold that "Transparency to stakeholders" is a guiding philosophy of the company. We expect that the current level of communication between Intel, the community, shareholders and other stakeholders is demonstrative of Intel's intention to adhere to that philosophy.

Letters from our co-filers stating their agreement to withdraw will follow. Please feel free to contact us if you have any questions.

Sincerely,

Michael Leon Guerrero	Robby Rodriguez
Co-Director	Co-Director
SouthWest Organizing Project	SouthWest Organizing Project

Cc:
Dave Stangis Intel Corporation
Rachel Kosmal, Intel Corporation
Cary Klafter, Intel Corporation
Steve Lippman, Trillium Asset Management/Mary Dupree/Jamie Moran
Patrick De Freitas
Jill Ratner, The Rose Foundation
Vic de Luca, Jessie Smith Noyes Foundation
Jim Madden, Progressive Investment Management/Arlene Bird
Sr. Lillian Anne Healy, Congregation/Sisters of Charity of the Incarnate Word
Sr. Susan Mika, Benedictine Sisters Charitable Trust
Kimberly Gladman/Adam Kanzer, Domini Fund
Bruce T. Herbert/Leslie Grace, Newground Investment Services
Michael Lent, David Rosenmiller, Solidago Foundation
Robert Walker, Ethical Funds
Mark Regier, Mennonite Retirement Trust
Daniel Stranahan, The Needmor Fund

Resolution Urging Intel Corporation to Review Its Production Processes to Protect Health and the Environment, Especially Water

1. Whereas we face a global environmental crisis, where many communities throughout the world are facing challenges obtaining safe drinking water supplies due to contamination and increasing use of potable water resources, and where clean air is necessary for the health and sustainability of all communities, and in addition synthetic chemicals are contributing to the destruction of the ozone layer, poisoning of food supplies, and increasing levels of life threatening ailments among human and animal populations,

2. And whereas **Intel Corporation uses millions of gallons of water per day and hundreds of tons of hazardous chemicals in each of its semiconductor manufacturing facilities, and because Intel Corporation is the largest semiconductor manufacturing company, controlling up to 80% of the global semiconductor market**, and because it is recognized as the industry leader in the semiconductor field, it can influence manufacturing and environmental practices throughout the industry,

3. And whereas Los Alamos National Laboratory (LANL) and other research teams have developed a semiconductor cleaning process for the industry which uses Supercritical Carbon Dioxide (SCCO2) technology that could reduce current water consumption and airborne emissions by as much as 90% thus saving billions of gallons of water for communities throughout the world annually, as well as prevent thousands of tons of extremely harmful chemicals from being released into the environment,

4. And whereas the SCCO2 technology offers a unique and creative solution for the integrated circuit industry such that a LANL research team was awarded the 2002 Presidential Green Chemistry Challenge which recognizes the development of a new and cost effective, environmentally friendly technology that could enable the global integrated circuit industry to achieve its goal of producing increasingly higher-density microchips,

5. Therefore be it resolved that shareholders request Intel Corporation to undertake a comprehensive review to study and evaluate how the adoption of Supercritical Carbon Dioxide technology and other new advanced technologies and approaches could result in significantly reduced water consumption and cleaner air, and report to shareholders - within six months -such a review would include a thorough assessment of the SCCO2 technology, and other technologies and processes and how they could be incorporated into Intel's research, development and production processes.

Be it further resolved that Intel will report to investors, and Intel employees and communities surrounding Intel facilities on the process of continuous assessment and implementation of the SCCO2 technology and others.

March 4, 2004





MMA®

Stewardship Solutions

1110 North Main Street
Post Office Box 483
Goshen, IN 46527

Toll-free: (800) 348-7468
Telephone: (574) 533-9511
www.mma-online.org

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Re: Stockholder Proposal of the SouthWest Organizing Project e al Securities Exchange Act of 1934 – Rule 14a-8

To Whom It May Concern:

This letter is to inform you that, at the request of the proposals lead flier, the SouthWest Organizing Project, MMA is withdrawing the attached resolution to Intel Corporation regarding "Supercritical Carbon Dioxide Technology." Intel has demonstrated a willingness to discuss these issues with the community surrounding its Rio Rancho facilities in New Mexico, and to provide additional information as requested.

Intel's Environmental Health and Safety Principles uphold that "Transparency to stakeholders" is a guiding philosophy of the company. We expect that the current level of communication between Intel, the community, shareholders and other stakeholders is demonstrative of Intel's intention to adhere to that philosophy.

Sincerely,

Mark A. Regier
Stewardship Investing Services Manager

Cc:
Dave Stangis Intel Corporation
Rachel Kosmal, Intel Corporation
Cary Klafter, Intel Corporation
Michael Leon Guerrero, SouthWest Organizing Project
Robby Rodriguez, SouthWest Organizing Project

Resolution Urging Intel Corporation to Review Its Production Processes to Protect Health and the Environment, Especially Water

1. Whereas we face a global environmental crisis, where many communities throughout the world are facing challenges obtaining safe drinking water supplies due to contamination and increasing use of potable water resources, and where clean air is necessary for the health and sustainability of all communities, and in addition synthetic chemicals are contributing to the destruction of the ozone layer, poisoning of food supplies, and increasing levels of life threatening ailments among human and animal populations,

2. And whereas **Intel Corporation uses millions of gallons of water per day and thousands of tons of hazardous chemicals in each of its semiconductor manufacturing facilities, and because Intel Corporation is the largest semiconductor manufacturing company, controlling up to 80% of the global semiconductor market**, and because it is recognized as the industry leader in the semiconductor field, it can influence manufacturing and environmental practices throughout the industry,

3. And whereas Los Alamos National Laboratory (LANL) and other research teams have developed a semiconductor cleaning process for the industry which uses Supercritical Carbon Dioxide (SCCO2) technology that could reduce current water consumption and airborne emissions by as much as 90% thus saving billions of gallons of water for communities throughout the world annually, as well as prevent thousands of tons of extremely harmful chemicals from being released into the environment,

4. And whereas the SCCO2 technology offers a unique and creative solution for the integrated circuit industry such that a LANL research team was awarded the 2002 Presidential Green Chemistry Challenge which recognizes the development of a new and cost effective, environmentally friendly technology that could enable the global integrated circuit industry to achieve its goal of producing increasingly higher-density microchips,

5. **Therefore be it resolved** that shareholders request Intel Corporation to undertake a comprehensive review to study and evaluate how the adoption of Supercritical Carbon Dioxide technology and other new advanced technologies and approaches could result in significantly reduced water consumption and cleaner air, and report to shareholders - within six months -such a review would include a thorough assessment of the SCCO2 technology, and other technologies and processes and how they could be incorporated into Intel's research, development and production processes.

Be it further resolved that Intel will report to investors, and Intel employees and communities surrounding Intel facilities on the process of continuous assessment and implementation of the SCCO2 technology and others.

Intel Corporation
2200 Mission College Blvd.
P.O. Box 58119
Santa Clara, CA 95052-8119
(408) 765-8080
www.intel.com





March 17, 2004

VIA FEDERAL EXPRESS
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Securities Exchange Act of 1934, Rule 14a-8;*
Withdrawal of January 9, 2004 Request on Stockholder Proposal of the SouthWest Organizing Project, et al

Ladies and Gentlemen:

On January 9, 2004, our counsel, Gibson Dunn & Crutcher, requested that the staff of the Division of Corporation Finance concur with our view that pursuant to Rule 14a-8, we could properly exclude from our proxy statement and form of proxy for our 2004 Annual Stockholders' Meeting a stockholder proposal and statement in support thereof received from the SouthWest Organizing Project and 13 other proponents (collectively, the "Proponents"). The proposal requested that Intel "undertake a comprehensive review to study and evaluate how the adoption of Supercritical Carbon Dioxide technology and other new advanced technologies and approaches could result in significantly reduced water consumption and cleaner air, and report to shareholders – within six months..."

Enclosed are copies of communications from each of the Proponents voluntarily withdrawing the Proposal. We note that these communications constitute documentation that each of the Proponents has withdrawn the Proposal. In reliance on these letters, we wish to withdraw our request that the staff concur in our position on our ability to exclude the Proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

Please do not hesitate to call me at (408) 765-2283 if you have any questions relating to this matter.

Sincerely,

Rachel E. Kosmal
Sr. Attorney

Enclosures

Withdrawal of the SouthWest Organizing Project

Kosmal, Rachel E

From: Robby@swop.net
Sent: Friday, March 05, 2004 9:02 AM
To: Stangis, Dave; Michael@swop.net; Robby@swop.net
Cc: Benedictine Sisters Charitable Trust (E-mail); Bruce T. Herbert (E-mail); Eric Smith (E-mail); Jill Ratner (E-mail); Jim Donovan (E-mail); Jim Madden (E-mail); Kimberly Gladman (E-mail); Mark Regier (E-mail); Michael Lent (E-mail); Patrick De Freitas (E-mail); Robert Walker (E-mail); Sr. Lillian Healy (E-mail); Vic de Luca (E-mail); Kosmal, Rachel E
Subject: RE: Withdrawal status point in Intel resolution
Importance: Low

Mr. Stangis:

Thanks a lot. I will be in Phoenix all day today, but as of Monday, I'll be in contact with the co-filers about getting the withdrawal forms filled out. Attached is our letter to you regarding our withdrawal and the original letter that we sent to the SEC earlier in the week. We look forward to working with you more in the future.

Sincerely,

Michael Leon Guerrero and Robby Rodriguez

Robby Rodriguez
Co-Director
SouthWest Organizing Project
211 10th St. SW
Albuquerque, NM 87102
505.247.8832
505.247.9972 (fax)
www.swop.net

-----Original Message-----
From: Stangis, Dave [mailto:dave.stangis@intel.com]
Sent: Thursday, March 04, 2004 9:40 PM
To: Stangis, Dave; Michael@swop.net; Robby@swop.net
Cc: Benedictine Sisters Charitable Trust (E-mail); Bruce T. Herbert (E-mail); Eric Smith (E-mail); Jill Ratner (E-mail); Jim Donovan (E-mail); Jim Madden (E-mail); Kimberly Gladman (E-mail); Mark Regier (E-mail); Michael Lent (E-mail); Patrick De Freitas (E-mail); Robert Walker (E-mail); Sr. Lillian Healy (E-mail); Vic de Luca (E-mail); Kosmal, Rachel E
Subject: Withdrawal status point in Intel resolution

Michael and Robby.

I want to personally thank you for withdrawing your resolution. I realize that the other filers will be withdrawing too. The SEC contacted us again yesterday and explained they have the withdrawals in hand from SWOP and Domini (thanks Adam). I've also received MMA's from Mark.

They are asking us again if we still want them to go thru the no-action approval and publication. Frankly, they'd rather not go thru all the motions to approve a no-action if all the withdrawals will come thru at the same time. We'd like to tell them they don't have to, but really can't without the withdrawals. Rachel Kosmal or I can help and I wanted to provide a brief form that you can fax back to us.

You can simply fill out the form for yourself or for your clients and fax it back to us.

If you have any questions or comments, please let us know. I'm traveling back to the U.S. tomorrow, but Rachel can be reached at (408) 765-2283.

Sincerely,

Dave Stangis
Director, Corporate Responsibility
Intel Corporation

-----Original Message-----
From: Stangis, Dave
Sent: Thursday, February 26, 2004 3:31 PM
To: 'Michael@swop.net'; Robby@swop.net
Cc: Benedictine Sisters Charitable Trust (E-mail); Bruce T. Herbert (E-mail); Eric Smith (E-mail); Jill Ratner (E-mail); Jim Donovan (E-mail); Jim Madden (E-mail); Kimberly Gladman (E-mail); Mark Regier (E-mail); Michael Lent (E-mail); Patrick De Freitas (E-mail); Robert Walker (E-mail); Sr. Lillian Healy (E-mail); Steve Viederman (E-mail); Timothy[tsmith@bostontrust.com]; Vic de Luca (E-mail); Kosmal, Rachel E
Subject: Another status point in Intel resolution

Michael/Robby.

I just wanted to take the opportunity to give you a heads up that the calendar dictates we file our opposition statement to your resolution tomorrow. Everyone should get a copy. It's creation and the timing on its delivery, as you know, is driven by external factors like the date of the proxy publication. If you have any questions, please let me know. I'm still available to answer questions and we still hope for your conclusion to withdraw.

I am out of the country next week, but will be checking in periodically. You can contact Rachel Kosmal as well if you need anything.

Regards,

Dave

-----Original Message-----
From: Michael@swop.net [mailto:michael@swop.net]
Sent: Thursday, February 19, 2004 6:26 PM
To: Stangis, Dave; Robby@swop.net; Michael@swop.net
Cc: Marjorie Childress (E-mail); Allan Moskowitz (E-mail); Benedictine Sisters Charitable Trust (E-mail); Bruce T. Herbert (E-mail); Charles Sandmel/Barbara Simonetti (E-mail); Eric Smith (E-mail); Jill Ratner (E-mail); Jim Donovan (E-mail); Jim Madden (E-mail); Kimberly Gladman (E-mail); Laurie Michalowski (E-mail); lpain@pacbell.net; Mark Regier (E-mail); Michael Lent (E-mail); Patrick De Freitas (E-mail); Robby@swop.net; Robert Walker (E-mail); Sr. Lillian Healy (E-mail); Steve Viederman (E-mail); Tim Smith (E-mail); Timothy [tsmith@bostontrust.com]; Vic de Luca (E-mail); Eileen Gauna (E-mail); Eric Schmieder (E-mail); Juan Gonzales (E-mail); Michael@swop.net; Roberto@swop.net; Ruth/Roberto Contreras (E-mail); Teresa Cordova (E-mail); Dorie; Eleanor; Joe; Marco

Subject: RE: Just checking in

Dave:

I'm sorry that I can't tell you at this point whether we will withdraw or pursue our resolution. We are still doing the rounds with our co-filers and consulting with folks in the community. At this point, it looks like we won't be able to give you a definite answer until the first week in March. I apologize for any inconvenience that this might cause, but as I'm sure you understand, we have to go through process.

I want to thank you for organizing the presentation last week. We felt that it was useful and an important step towards building a productive and cooperative relationship between Intel, the community and other stakeholders. We will be in touch.

Sincerely,

Michael Leon Guerrero, SouthWest Organizing Project,
211 10th Street SW, Albuquerque, NM 87102 (505) 247-8832

-----Original Message-----
From: Stangis, Dave [mailto:dave.stangis@intel.com]
Sent: Thursday, February 19, 2004 11:53 AM
To: Robby@swop.net; Michael@swop.net
Subject: Just checking in

Hello Robby, Michael

I know you mentioned that you wanted to take until the end of this week to discuss among the filers your decision on withdrawal. And, I was planning to wait until I heard from you - so please don't take this email as "rushing." The reason I wanted to check however is that one of our lawyers got a call from the SEC explaining that one of the filers had contacted them and indicated that the resolution was going to be withdrawn.

I wanted to check and confirm - and obviously if so, thank you. I also understand this may be premature, but wanted to ask.

Also, I hope you know you can ask me further questions as well.

Sincerely,

Dave



SOUTHWEST ORGANIZING PROJECT

24 Years in the Movement for Justice!

211 10th Street SW
Alburquerque, NM 87102-2919
Telephone: (505) 247-8832
Fax: (505) 247-9972
Email: swop@swop.net
Web Page: www.swop.net

March 5, 2004

Dave Stangis, Director
Corporate Responsibility
Intel Corporation
Via e-mail: dave.stangis@intel.com

Dear Mr. Stangis:

On behalf of the SouthWest Organizing Project we would like to thank you for your responsiveness and cooperation in the matter of our recent shareholder resolution. We feel that Supercritical Technology (SCORR) could provide wide ranging benefits for communities, workers and other stakeholders worldwide. We were pleased to see that Intel has made some investment into research of the potential use of this technology.

SWOP has decided to withdraw our shareholder resolution, but we expect to continue to build our relationship with Intel based on a foundation of cooperation and greater understanding.

Intel's Environmental Health and Safety Principles are very clear:

"We will be a responsible member of the communities in which we live and work. We will continue to expand our knowledge and understanding of the effect of our operations on safety, health and the environment. We are committed both to continuous improvement in our operations and to sharing the knowledge that we gain with our employees, customers, suppliers, the communities in which we live and work, the scientific community, government and industry."

It was through the initial organizing and shareholder efforts of SWOP that the concept of "communities" was included in this important statement. Based on the spirit of this principle we ask for the following:

1. That Intel report back to the Corrales community on the status of its research and development of the SCORR technology. The Power Point presentation provided for the shareholder call on February 12, 2004 was a fairly detailed description of Intel's work on this topic to date. This would be a very useful presentation to the Corrales community.

2. That Intel participate in a facilitated series of meetings with the SouthWest Organizing Project to review environmental and water issues in depth, particularly the SCORR process. Discussions between SWOP and local Intel representatives have already begun to develop the details of the process.

3. Intel establish a system of regular reporting to Corrales residents, shareholders and other communities surrounding other facilities on the company's progress in research and development of SCORR and/or other water and chemical reducing technologies.

4. That Intel adhere to its environmental values as stated in the Design for the Environment Principles.

We are looking forward to continuing to work with you and others at Intel on this very important matter. Please feel free to call us if you have any questions.

Sincerely,

Michael Leon Guerrero, Co-Director
SouthWest Organizing Project

Robby Rodriguez, Co-Director
SouthWest Organizing Project

Cc:
Dave Stangis Intel Corporation
Rachel Kosmal, Intel Corporation
Cary Klafter, Intel Corporation
Steve Lippman, Trillium Asset Management/Mary Dupree/Jamie Moran
Patrick De Freitas
Jill Ratner, The Rose Foundation
Vic de Luca, Jessie Smith Noyes Foundation
Jim Madden, Progressive Investment Management/Arlene Bird
Sr. Lillian Anne Healy, Congregation/Sisters of Charity of the Incarnate Word
Sr. Susan Mika, Benedictine Sisters Charitable Trust
Kimberly Gladman/Adam Kanzer, Domini Fund
Bruce T. Herbert/Leslie Grace, Newground Investment Services
Michael Lent, David Rosenmiller, Solidago Foundation
Robert Walker, Ethical Funds
Mark Regier, Mennonite Retirement Trust
Daniel Stranahan, The Needmor Fund
Fred Marsh, Corrales Citizens for Clean Air and Water
Steve Viederman



SOUTHWEST ORGANIZING PROJECT

24 Years in the Movement for Justice!

211 10th Street SW
Alburquerque, NM 87102-2919
Telephone: (505) 247-8832
Fax: (505) 247-9972
Email: swop@swop.net
Web Page: www.swop.net

March 2, 2004

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Re: Stockholder Proposal of the SouthWest Organizing Project e al Securities Exchange Act of 1934 – Rule 14a-8

To Whom It May Concern:

This letter is to inform you that the SouthWest Organizing Project is withdrawing the attached resolution to Intel Corporation regarding "Supercritical Carbon Dioxide Technology." Intel has demonstrated a willingness to discuss these issues with the community surrounding its Rio Rancho facilities in New Mexico, and to provide additional information as requested.

Intel's Environmental Health and Safety Principles uphold that "Transparency to stakeholders" is a guiding philosophy of the company. We expect that the current level of communication between Intel, the community, shareholders and other stakeholders is demonstrative of Intel's intention to adhere to that philosophy.

Letters from our co-filers stating their agreement to withdraw will follow. Please feel free to contact us if you have any questions.

Sincerely,

Michael Leon Guerrero
Co-Director
SouthWest Organizing Project

Robby Rodriguez
Co-Director
SouthWest Organizing Project

Cc:
Dave Stangis Intel Corporation
Rachel Kosmal, Intel Corporation
Cary Klafter, Intel Corporation
Steve Lippman, Trillium Asset Management/Mary Dupree/Jamie Moran
Patrick De Freitas
Jill Ratner, The Rose Foundation
Vic de Luca, Jessie Smith Noyes Foundation
Jim Madden, Progressive Investment Management/Arlene Bird
Sr. Lillian Anne Healy, Congregation/Sisters of Charity of the Incarnate Word
Sr. Susan Mika, Benedictine Sisters Charitable Trust
Kimberly Gladman/Adam Kanzer, Domini Fund
Bruce T. Herbert/Leslie Grace, Newground Investment Services
Michael Lent, David Rosenmiller, Solidago Foundation
Robert Walker, Ethical Funds
Mark Regier, Mennonite Retirement Trust
Daniel Stranahan, The Needmor Fund

Withdrawal of Patrick DeFreitas



1500 New Hampshire Avenue, N.W. Washington, DC 20036
Tel: (202) 483-6000 Fax: (202) 328-3265
Sales Office: (202) 745-3452 Sales Fax: (202) 232-1130
www.jurysdoyle.com

COPY

TO — INTEL CORPORATION
c/o RACHEL KOSMAL / DAVE STANGIS
FAX 408-653-5661

SHAREHOLDER PROPOSAL

THIS LETTER CONFIRMS THAT I AM WITHDRAWING MY SHAREHOLDER PROPOSAL SUBMITTED FOR INTEL CORPORATIONS 2004 ANNUAL MEETING PROXY STATEMENT RELATING TO ADOPTION OF SUPERCRITICAL CARBON DIOXIDE TECHNOLOGY.

[signature]

PATRICK DE FREITAS

AS FROM
1117 EAST 600 SOUTH
SALT LAKE CITY
UTAH 84102

MARCH 5TH 2004

Withdrawal of the Rose Foundation

COPY

To Intel Corporation
c/o: Rachel Kosmal/Dave Stangis
Fax # - (408) 653-5661

On behalf of the shareholder named below, I hereby confirm that we withdraw our shareholder proposal submitted for Intel Corporation's 2004 annual meeting proxy statement, relating to adoption of Supercritical Carbon Dioxide technology.

[signature] 3/8/04

Signed Date

Executive Director

Rose Foundation

Shareholder

Withdrawal of the Jessie Smith Noyes Foundation



COPY

Jessie Smith Noyes Foundation

Charles F. Noyes, Founder

6 East 39th Street, 12th Fl.
New York, New York 10016
Phone: 212/684-6577
Fax: 212/689-6549
Email: noyes@noyes.org
Web: www.noyes.org

March 5, 2004

Intel Corporation
Attention: Rachel Kosmal or Dave Stangis
Fax # - (408) 653-5661

The Jessie Smith Noyes Foundation is withdrawing the resolution that it co-filed with the Intel Corporation regarding Supercritical Carbon Dioxide technology. The Foundation urges Intel to continue regular and open discussions on health and environmental issues with residents and community organizations in the communities surrounding Intel's Rio Rancho facilities in New Mexico. Additionally, we call upon Intel to provide information to those communities when requested.

Sincerely,

Victor De Luca
President

Withdrawal of Arwen Bird

COPY

To Intel Corporation
c/o: Rachel Kosmal/Dave Stangis
Fax # - (408) 653-5661

On behalf of the shareholder named below, I hereby confirm that we withdraw our shareholder proposal submitted for Intel Corporation's 2004 annual meeting proxy statement, relating to adoption of Supercritical Carbon Dioxide technology.

[signature]
Signed

3/5/04
Date

ARWEN BIRD
Shareholder

JIM MADDEN
PROGRESSIVE INVESTMENT MANAGEMENT
608-663-9863
jim@progressiveinvestment.com

Withdrawal of Domini Social Investments LLC



COPY

The Way You Invest Matters℠

March 2, 2004

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
Attn: Grace Lee

Fax: (202) 942-9525

Re: Stockholder Proposal of the SouthWest Organizing Project et. al.

Ladies and Gentlemen:

As you are aware, the SouthWest Organizing Project (SWOP) is withdrawing its resolution to Intel Corporation regarding "Supercritical Carbon Dioxide Technology." As a co-filer of the resolution, we are also withdrawing the proposal. Intel has demonstrated a willingness to discuss the issues raised in the resolution with shareholders and the community surrounding its New Mexico facilities.

Sincerely,

Adam Kanzer
General Counsel and Director of Shareholder Advocacy

Cc:

Michael Leon Guerrero, Southwest Organizing Project
Robby Rodriguez, Southwest Organizing Project
Dave Stangis, Intel Corporation
Steve Lippman, Trillium Asset Management/Mary Dupree/Jamie Moran
Patrick De Freitas
Jill Ratner, The Rose Foundation
Vic de Luca, Jessie Smith Noyes Foundation
Jim Madden, Progressive Investment Management/Arlene Bird
Sr. Lillian Anne Healy, Congregation/Sisters of Charity of the Incarnate Word
Sr. Susan Mika, Benedictine Sisters Charitable Trust

536 Broadway, 7th Fl, New York, NY 10012-3915 Tel: 212-217-1100, Fax: 212-217-1101, Investor Services: 800-582-6757
Email: info@domini.com, URL: www.domini.com



Bruce T. Herbert/Leslie Grace, Newground Investment Services
Michael Lent, David Rosenmiller, Solidago Foundation
Robert Walker, Ethical Funds
Mark Regier, Mennonite Retirement Trust
Daniel Stranahan, The Needmor Fund

Withdrawal of Leslie Grace and Newground Investment Services

COPY

To Intel Corporation
c/o: Rachel Kosmal/Dave Stangis
Fax # - (408) 653-5661

On behalf of the shareholder named below, I hereby confirm that we withdraw our shareholder proposal submitted for Intel Corporation's 2004 annual meeting proxy statement, relating to adoption of Supercritical Carbon Dioxide technology.

Signed, by Newground Investment Services, on behalf of Shareholder Leslie Grace

March 8, 2004
Date

Withdrawal of Sisters of Charity of the Incarnate Word



CONGREGATION
of the
SISTERS of CHARITY of the INCARNATE WORD

P.O. BOX 230969 • 6510 LAWNDALE • HOUSTON, TEXAS 77223-0969
(713) 928-6053 • (713) 921-2949 FAX

March 10, 2004

via fax (408)653-8053

Cary I. Klafter, Corporate Secretary
Intel Corporation
2200 Mission College Boulevard
SC40203
Santa Clara, CA 95052

Dear Ms. Klafter:

The Congregation of the Sisters of Charity of the Incarnate Word, Houston wishes to withdraw the shareholder resolution on Production to Process to Protect Health and the Environment, review submitted to Intel Corporation for the 2004 annual meeting, and hereby, notify the corporation of this decision.

Sincerely,

Sister Lillian Anne Healy, CCVI
Director of Corporation Social Responsibility

/jch

cc: Roby Rodriguez, Southwest Organizing Project

Withdrawal of Trillium Asset Management Corporation

To Intel Corporation
c/o: Rachel Kosmal/Dave Stangis
Fax # - (408) 653-5661

On behalf of Trillium Asset Management Corporation, I hereby confirm that we withdraw our shareholder proposal submitted for Intel Corporation's 2004 annual meeting proxy statement, relating to adoption of Supercritical Carbon Dioxide technology, which we filed on behalf of our clients Mary DuPree and James Moran. We have previously provided you with letters from Ms. DuPree and Mr. Moran authorizing Trillium Asset Management Corporation to act on their behalf on all aspects of this resolution, including this withdrawal. Please contact me with any questions at (206) 633-7815.

Steve Lippman 3/10/04
Date

Steve Lippman
Senior Social Research Analyst
Trillium Asset Management Corporation

Withdrawal of the Ethical Funds Company

COPY

To Intel Corporation
c/o: Rachel Kosmal/Dave Stangis
Fax # - (408) 653-5661

On behalf of the shareholder named below, I hereby confirm that we withdraw our shareholder proposal submitted for Intel Corporation's 2004 annual meeting proxy statement, relating to adoption of Supercritical Carbon Dioxide technology.

[signature]
Signed

March 8, 2004
Date

THE ETHICAL FUNDS COMPANY
Shareholder

Withdrawal of The Needmor Fund

To Intel Corporation
c/o: Rachel Kosmal/Dave Stangis
Fax # - (408) 653-5661

On behalf of the shareholder named below, I hereby confirm that we withdraw our shareholder proposal submitted for Intel Corporation's 2004 annual meeting proxy statement, relating to adoption of Supercritical Carbon Dioxide technology.

Signed

7 March '04
Date

Shareholder

Withdrawal of MMA Stewardship Solutions

To: Rachel Kosmal
(408) 653-5641

COPY



MMA®
Stewardship Solutions

1110 North Main Street
Post Office Box 483
Goshen, IN 46527

Toll-free: (800) 348-7468
Telephone: (574) 533-9511
Fax: (574) 533-5264
www.mma-online.org

March 4, 2004

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Re: Stockholder Proposal of the SouthWest Organizing Project e al Securities Exchange Act of 1934 – Rule 14a-8

To Whom It May Concern:

This letter is to inform you that, at the request of the proposals lead filer, the SouthWest Organizing Project, MMA is withdrawing the attached resolution to Intel Corporation regarding "Supercritical Carbon Dioxide Technology." Intel has demonstrated a willingness to discuss these issues with the community surrounding its Rio Rancho facilities in New Mexico, and to provide additional information as requested.

Intel's Environmental Health and Safety Principles uphold that "Transparency to stakeholders" is a guiding philosophy of the company. We expect that the current level of communication between Intel, the community, shareholders and other stakeholders is demonstrative of Intel's intention to adhere to that philosophy.

Sincerely,

Mark A. Regier

Mark A. Regier
Stewardship Investing Services Manager

Cc:
Dave Stangis Intel Corporation
Rachel Kosmal, Intel Corporation
Cary Klafter, Intel Corporation
Michael Leon Guerrero, SouthWest Organizing Project
Robby Rodriguez, SouthWest Organizing Project

Withdrawal of the Benedictine Sisters Charitable Trust


COPY

To Intel Corporation
c/o: Rachel Kosmal/Dave Stangis
Fax # - (408) 653-5661

On behalf of the shareholder named below, I hereby confirm that we withdraw our shareholder proposal submitted for Intel Corporation's 2004 annual meeting proxy statement, relating to adoption of Supercritical Carbon Dioxide technology.

Sr. Susan Mika
Signed

3/5/04
Date

Benedictine Sisters Charitable Trust
Shareholder

Withdrawal of the Solidago Foundation



To Intel Corporation
c/o: Rachel Kosmal/Dave Stangis
Fax # - (408) 653-5661

On behalf of the shareholder named below, I hereby confirm that we withdraw our shareholder proposal submitted for Intel Corporation's 2004 annual meeting proxy statement, relating to adoption of Supercritical Carbon Dioxide technology.

Michael Lent
Signed

3/5/04
Date

Solidago Foundation, Inc.
Shareholder